March 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Evertec, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 17, 2014. This disclosure can be found in Item 9B of the Annual Report on Form 10-K and is incorporated by reference herein. Evertec, Inc. made such disclosure based on information provided by other companies that may be deemed to be affiliates of Evertec, Inc. for purposes of Section 13(r), and not because of any conduct by Evertec, Inc.

Very truly yours,

EVERTEC, INC.

By:	/s/ Juan J. Román
Juan J. Román
Chief Financial Officer